Paoli Cheese Factory Association, LLC. (the "Company") a Wisconsin Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

For the short year ended December 31, 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Paoli Cheese Factory Association, LLC.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position for the short year ended 2021 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
May 11, 2022

Vincenzo Mongio

Statement of Financial Position

	Short Year Ended December 31, 2021
ASSETS	
Current Assets	
Cash and Cash Equivalents	17,635
Prepaid Expenses	5,000
Other Assets	3,210
Total Current Assets	25,845
Non-current Assets	
Deposit on Land	25,230
Building, Land, and Construction in Progress	1,463,953
Total Non-Current Assets	1,489,183
TOTAL ASSETS	1,515,028
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	74,302
Security Deposits	5,000
Accrued Interest	1,763
Shares To Be Issued Liability	175,000
Total Current Liabilities	256,065
Long-term Liabilities	
Note Payable	100,000
Note Payable - Related Party	300,000
Total Long-Term Liabilities	400,000
TOTAL LIABILITIES	656,065
EQUITY	
Member's Equity	1,100,000
Accumulated Deficit	(241,037)
Total Equity	858,963
TOTAL LIABILITIES AND EQUITY	1,515,028

Statement of Operations

	Short Year Ended December 31, 2021
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
Advertising and Marketing	74,378
General and Administrative	14,141
Professional Fees	57,844
Building Design	74,500
Rent and Lease	31,796
Total Operating Expenses	252,658
Operating Income (loss)	(252,658)
Other Income	
Interest Income	
Other	13,384
Total Other Income	13,384
Other Expense	
Interest Expense	1,763
Total Other Expense	1,763
Provision for Income Tax	-
Net Income (loss)	(241,037)

Statement of Cash Flows

	Short Year Ended December 31, 2021
OPERATING ACTIVITIES	
Net Income (Loss)	(241,037)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable	74,302
Accrued Interest	1,763
Security Deposits	5,000
Prepaid Expenses	(5,000)
Other Assets	(3,210)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	72,855
Net Cash provided by (used in) Operating Activities	(168,182)
INVESTING ACTIVITIES	
Deposit on Land	(25,230)
Building, Land, and Construction in Progress	(1,463,953)
Net Cash provided by (used by) Investing Activities	(1,489,183)
FINANCING ACTIVITIES	
Note Payable	100,000
Note Payable - Related Party	300,000
Shares To Be Issued Liability	175,000
Member's Equity	1,100,000
Net Cash provided by (used in) Financing Activities	1,675,000
Cash at the beginning of period	-
Net Cash increase (decrease) for period	17,635
Cash at end of period	17,635

Statement of Changes in Member Equity

	Member Capital			
	$ Amount	Accumulated Adjustments	Accumulated Deficit	Total Member Equity
Beginning Balance at 8/26/21 (At Inception)	-	-	-	-
Capital Contributions	1,100,000	-	-	1,100,000
Capital Distributions	-	-	-	-
Net Income (Loss)	-	-	(241,037)	(241,037)
Ending Balance 12/31/2021	1,100,000	-	(241,037)	858,963

Paoli Cheese Factory Association, LLC.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Paoli Cheese Factory Association, LLC. ("the Company") was formed in Wisconsin on August 26th, 2021. The Company is restoring a historic creamery to create a fine dining restaurant, a casual restaurant, an 8 room high-end boutique hotel, and a micro creamery making butter and ice cream

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, “Revenue Recognition” following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Other Income

Other Income of $13,384 is related to rent from legacy tenants who have all left the premises during 2021 or towards the beginning of 2022.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company’s property and equipment is below.

- Building and Land - $1,000,000
- Construction in Progress - $463,953

As the building was still being renovated as of December 31st, 2021, there was no depreciation expense associated with the property and equipment.

Deposit on Land

The Company had made a deposit prior to December 31st, 2021, on a property next door in the amount of $25,230 in order to build an additional parking lot. The settlement date for this purchase occurred on February 18th, 2022.

Advertising Costs

Advertising costs associated with marketing the Company’s products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of various expenses related to insurance, travel and entertainment, utilities, and other miscellaneous expenses.

Building Design

The amount of $74,500 for building design relates to the preliminary design costs associated with restoring a historic creamery to create a fine dining restaurant, a casual restaurant, an 8-room high-end boutique hotel, and a micro creamery making butter and ice cream.

Lease

On December 10th, 2021, the Company leased a small 2 bedroom nearby house. The lease is $1000/month for 12 months throughout the calendar year 2022. The Company will be subletting it to a former tenant starting June 1st, 2022.

Shares To Be Issued Liability

As of December 31st, 2021, the Company had received $175,000 in cash in exchange for 1,750 units. The equity agreement had yet to be settled as of December 31st, 2021, and thus the shares were still in possession of the Company. The settlement eventually occurred in 2022. See Note 7 – Subsequent Events disclosure for information related to shares issued subsequent to December 31st, 2021.

Equity based compensation

The Company did not have any equity-based compensation as of December 31st, 2021.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

A member loaned the company $300k on November 23rd, 2021. The amount accrues interest at 5.5% and is due on April 15th, 2022. The balance as of December 31st, 2021 was $300k. See Note 7 - Subsequent Event disclosure for information related to the repayment of the loan.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

On September 24th, 2021, the Company entered into a loan agreement for 100k with an interest rate of .25% and a maturity date of January 4th, 2022. The balance of the loan was $100k as of December 31st, 2021. See Note 7 - Subsequent Event disclosure for information related to the repayment of the loan.

See Note 3 - Related Party Transaction disclosure for information related to the related party note payable.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	$400,000
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 87,300 of common units.

64,800 common units were issued and outstanding as of December 31st, 2021.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 11, 2022, the date these financial statements were available to be issued.

The Company issued an additional 17,746 units during 2022 to various investors.

On February 25th, 2022, the Company entered into a construction contract agreement with design-builder Bachmann Construction Company, Inc.

The Company is in the process of requesting a grant from the Wisconsin Economic Development Corporation (WEDC) for $250k.

On March 30th, 2022, the Company entered into an interim loan in the amount of $700k from Monona Bank. The loan accrues interest at 4.5% and is due at maturity on October 1st, 2022.

In January of 2022, the loan in the amount of $100k entered into on September 24th, 2021, was fully paid off.

On May 1st, 2022, the terms of the related party note in the amount of $300k was amended to include an increase in interest rate from 5.5% to 10% as well as change in the maturity date of April 15th, 2022, to December 1st, 2022.

The Company purchased a property next door in the amount of $25,230 in order to build an additional parking lot. The settlement date for this purchase occurred on February 18th, 2022.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing

sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.